May 6, 2019

Michael Chan
Chief Financial Officer
TEXTAINER GROUP HOLDINGS LTD
16 Par-La-Ville Road
Hamilton HM 08 Bermuda

       Re: TEXTAINER GROUP HOLDINGS LTD
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 25, 2019
           File No: 1-33725

Dear Mr. Chan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31. 2018

A. Operating Results, page 55

1. Based on your effective tax rate reconciliation within Note 11, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in your MD&A discussion so that readers can fully understand the variances and assess the continuing impact. For example, it appears that the differences in your "foreign tax rate"
      caption in your rate reconciliation changed from an additional benefit of $1.3 million or a
      5.8% decrease to your effective tax rate in 2017 to an income tax benefit of $0.1 million or 0.24% decrease to the effective tax rate in 2018. We further note your disclosures on page F-34 indicate that the US Tax Cuts and Job Act favorably impacted your tax rate by
      11.9%. As such, it appears that there are other material factors that are negatively impacting your foreign tax rate line that offset the 11.9%
benefit from the US
      Tax Cuts and Job Act. Given the impact to your effective income tax rate, it appears a more robust analysis around the other factors impacting this line item should be included
 Michael Chan
TEXTAINER GROUP HOLDINGS LTD
May 6, 2019
Page 2
         in your disclosures. In considering your disclosures please note that material items that are not expected to recur should be highlighted. In addition, please note that Article 4-
         08(h)(2) of Regulation S-X requires that reconciling items exceeding 5% be separately presented. The disclosures should fully explain why your effective tax rate changed from
         7.24% in 2017 to 3.60% in 2018. Please refer to Item 303(a)(3) of
Regulation S-K and
         Section 501.12 of the Financial Reporting Codification for guidance. General

2. You disclose on page 48 that Mediterranean Shipping Company accounted for 13.7%, and
         CMA-CGM accounted for 13.4%, of your total 2018 owned and managed fleet's container lease rental income. The websites of both of these companies provide contact information for offices in, and offer shipping services to and from, both Sudan and Syria.

         Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with
         Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.
         Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence
Ameen Hamady, Staff Accountant, at (202) 551- 3891 or, Terence O'Brien, Accounting Branch
Chief, at (202) 551-3355 with any questions.



                                                                Sincerely,
FirstName LastNameMichael Chan
                                          Division of Corporation Finance
Comapany NameTEXTAINER GROUP HOLDINGS LTD
                                          Office of Manufacturing and
May 6, 2019 Page 2                        Construction
FirstName LastName